February 6, 2009

Submitted on EDGAR under "CORRESP"

Ms. Sharon Virga

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Barrett Business Services, Inc.

Form 10-K for the fiscal year ended December 31, 2007

And Documents Incorporated by Reference

Filed March 17, 2008

File No. 033-61804

Dear Ms. Virga:

We are in receipt of Larry Spirgel's letter dated January 22, 2009, regarding the subject filing. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response. Our responses in part incorporate results of a telephone discussion of the comments with both you and Mr. Dean Suehiro, Senior Staff Accountant. Additionally, Attachment 2 to this letter was previously provided via email for review.

Ms. Sharon Virga

February 6, 2009

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

1.

We note your response to prior comment 4. As previously requested, please provide supplementally the disclosures required for insurance enterprises, including the disclosures required by the guidance in SOPs 97-3 and 98-7, FAS 113 and Guide 4. Please disclose your IBNR and discuss in detail in Critical Accounting Policies how these estimates are made.

Response:

We have reviewed and analyzed the disclosure guidance provided in SOPs 97-3 and 98-7, FAS 113 and Guide 4 and have concluded that the Company is in compliance with the required disclosures with the primary exception of disclosing the IBNR portion of our workers’ compensation reserve and including a detailed discussion of estimates used in valuing the reserve in our Significant Accounting Policies.

We believe Note 6 Workers’ Compensation Claims in the Notes to Consolidated Financial Statements excerpted from our 2007 Annual Report on Form 10-K (see Attachment 1), as modified, now contains the appropriate disclosures. We have added lines for breaking apart the claims expense accrual between current and prior years and also added a line for IBNR to the table at the bottom of the disclosure.

We plan to include, subject to minor edits and modifications, the following disclosure in our future Form 10-K filings under Note 1 Summary of Operations and Significant Accounting Policies:

Workers’ Compensation Claims Liabilities

The Company is a self-insured employer for workers’ compensation coverage for its employees working in California, Oregon, Maryland, Delaware and Colorado. In the state of Washington, state law allows only our staffing services and management employees to be covered under the Company’s self-insured program.

The estimated liability for unsettled workers’ compensation claims represents our best estimate, which includes an evaluation of information provided by our internal claims adjusters and our third-party

Ms. Sharon Virga

February 6, 2009

administrators for workers’ compensation claims, coupled with management’s evaluations of historical claims development and conversion factors and other trends. Included in the claims liabilities are case reserve estimates for reported losses, plus additional amounts for estimated future development of reported claims and incurred but not reported claims (together IBNR). These estimates are continually reviewed and adjustments to liabilities are reflected in current operating results as they become known.

2. Acquisitions, page F-12

2.

We note your response to prior comment 5. Furthermore, we note that the relative insignificant amount allocated to intangible assets other than goodwill for your post FAS 141 acquisitions. As we previously requested, tell us about the methodologies that you and your valuation specialist employed to allocate the purchase price for each acquisition. Also, tell us how you considered the view of a marketplace participant in assessing the fair value of each customer related intangible asset and tell us in more detail the factors you considered in determining its fair value since you state that “established contacts is critical” to your success. As we previously requested, please expand your response to discuss why you believe temporary employees are an assembled work force, including historical data that supports your assertion.

Response:

The valuation specialist engaged by the Company to assist management in assessing the purchase price allocation of our acquisitions applied a qualitative approach to valuing the customer related intangible components. Management did not believe a quantitative approach was necessary given the identifiable intangible amounts were deemed to be insignificant to the overall purchase price of the acquisitions. Additionally, a review was performed of other public staffing companies to determine whether there was common practice in the industry for separately identifying and valuing customer related intangible assets. The results of the review indicated that some filers were capitalizing amounts to customer related intangible assets while other filers were not; in other words, there was no clear common practice.

With the benefit of hindsight we have put together the attached calculations (Attachment 2) of the five acquisitions made after the effective date of FAS 141 in an attempt to quantify an estimated value of customer related intangible assets.

Ms. Sharon Virga

February 6, 2009

In connection with these calculations, we have reviewed the requirements of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements for purposes of evaluating the materiality of the estimated value of customer related intangible assets. We have determined that the impact on our balance sheet is not material and the tax effected impact of the potential amortization is not significant in any of the impacted reporting periods. As such we have concluded that no adjustments will be made to our consolidated financial statements.

You have inquired about the acquired temporary staffing pool and our conclusion that they, coupled with the acquired management team constitute an assembled workforce. We have put forth the argument that in a staffing business, the employees are critical to delivery of service. In a staffing business, we cannot consistently earn revenue unless we have a reliable staffing pool. To demonstrate this value, we can reference the cost to identify, screen and hire staffing employees in our existing branches. In our normal course of business, the average cost of recruiting a temporary employee can range between $500 and $1,000. The number of temporary employees acquired in our recent staffing acquisitions has ranged from approximately 100 to as many as 2,500. While these costs are not representative of the fair value of the staffing pool, they are indicative of the time and cost associated with developing the staffing pool. We believe this is consistent with the attributes of an assembled workforce.

In connection with our accounting policies related to acquisitions, we will modify our disclosure in Note 1 Summary of Operations and Significant Accounting Policies to acknowledge the existence of customer related intangibles and our amortization methods should these assets be material and that such costs are amortized over their estimated useful life of three years on a straight-line basis.

Closing Comments

On behalf of Barrett Business Services, Inc., the undersigned hereby acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosures in the filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Sharon Virga

February 6, 2009

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ James D. Miller

James D. Miller

Vice President—Finance

Attachment 1

6. Workers' Compensation Claims

We are a self-insured employer with respect to workers' compensation coverage for all our employees (including employees subject to PEO contracts) working in California, Oregon, Maryland and Delaware. In the state of Washington, state law allows only our staffing services and management employees to be covered under the Company's self-insured workers' compensation program.

We have provided a total of $12.7 million and $12.4 million at December 31, 2007 and 2006, respectively, as an estimated liability for unsettled workers’ compensation claims liabilities. The estimated liability for unsettled workers' compensation claims represents our best estimate, which includes an evaluation of information provided by our internal claims adjusters and our third-party administrators for workers' compensation claims, coupled with management's evaluations of historical claims development and conversion factors and other trends. Included in the claims liabilities are case reserve estimates for reported losses, plus additional amounts based on projections for additional claims administration expenses. These estimates are continually reviewed and adjustments to liabilities are reflected in current operating results as they become known.

Liabilities incurred for work-related employee fatalities and for severely injured workers, as determined by the state in which the accident occurred, are recorded either at an agreed lump-sum settlement amount or the net present value of future fixed and determinable payments over the actuarially determined remaining life expectancy of the beneficiary, discounted at a rate that approximates a long-term, high-quality corporate bond rate.

Effective January 1, 2007, we incorporated a wholly owned fully licensed captive insurance company ("AICE") to provide opportunities to participate in more competitive and cost effective insurance markets and provide additional flexibility in risk management. Concurrent with the formation of AICE, we increased our excess workers' compensation insurance retention from $1.0 million per occurrence to $5.0 million per occurrence in all our self-insured states, except for Maryland where our retention remains at $1.0 million per occurrence. During 2006, we maintained excess workers' compensation insurance to limit our self-insurance exposure to $1.0 million per occurrence in all states. We present our accrued liabilities for workers' compensation claims on a gross basis along with a corresponding receivable from our insurers, as we are the primary obligor for payment of the related insured claims. We will continue our past practice of evaluating the financial capacity of our insurers to assess the recoverability of the related insurer receivables.

At December 31, 2007, our long-term workers' compensation claims liabilities in the accompanying balance sheet included $597,000 for work-related fatalities. The aggregate undiscounted pay-out amount related to the catastrophic injuries and fatalities is $874,000. The discount rates applied to the discounted liabilities range from 4.88% to 9.00%. These rates represented the then-current rates for high quality long-term debt securities available at the date of loss with maturities equal to the length of the pay-out period to the beneficiaries. The actuarially determined pay-out periods to the beneficiaries range from 8 to 32 years.

The states of Oregon, Maryland, Washington and Delaware require us to maintain specified investment balances or other financial instruments, totaling $7.7 million at December 31, 2007 and $4.9 million at December 31, 2006, to cover potential claims losses. In partial satisfaction of these requirements, at December 31, 2007, we have provided standby letters of credit and a surety bond totaling $5.9 million. The investments are included in restricted marketable securities and workers' compensation deposits in the accompanying balance sheets. We participate in California's alternative security program requiring us to pay the State an annual fee, which is determined by several factors, including the amount of a calculated future security deposit and our overall credit rating. The annual fee paid to the State of California for 2007, 2006 and 2005 was $217,000, $283,000 and $374,000, respectively.

The following table summarizes the aggregate workers' compensation reserve activity (in thousands):

	Year Ended December 31,
	2007	2006	2005
Balance at January 1,

Workers’ compensation claims liabilities	$12,374	$17,369	$14,157

Claims expense accrual
Current year	11,986	7,195	10,374
Prior years	351	555	495
	12,337	7,750	10,869

Claims payments related to:
Current year	2,894	3,486	2,993
Prior years	9,076	9,259	4,664
	11,970	12,745	7,657

Balance at December 31,
Workers’ compensation claims liabilities	$12,741	$12,374	$17,369
Incurred but not reported (IBNR)	$5,837	$6,923	$9,252

Attachment 2

BARRETT BUSINESS SERVICES INC.

Purchase Price Allocation - Customer Related Intangibles

Total Purchase Price	$3,989		$5,500	$14,100	$1,600	$3,800
Acquisition Date	1/1/2004		1/1/2006	7/2/2007	12/3/2007	2/4/2008

Acquisition Name	SRTC		Pro HR	Strategic Staffing	Phillips Temps	First Employment	Totals
Net Income (1)		239	800	1,805	134	367	3,345
Add back – other				172	—	(101)	71
Income taxes if not in NI	36%	(86)	(288)	(712)	(48)	(96)	(1,230)

Adjusted Income from full customer base		153	512	1,265	86	170	2,186

Weighted average retention\estimated NI from acquired customers (2):
Year 1	66%	101	338	835	57	112	1,443
Year 2	33%	50	169	417	28	56	721
Year 3	5%	8	26	63	4	9	109
Year 4	4%	6	20	51	3	7	87
Thereafter	0%	—	—	—	—	—	—

Cumulative potential earnings		165	553	1,366	93	184	2,361

Discount for lack of guarantee (33%) (3)	33%	(55)	(182)	(451)	(31)	(61)	(779)

Amount allocated to customer relationships (4)		111	370	915	62	123	1,582

2004		111					111
2005							—
2006			370				370
2007				915	62		978
2008						123	123
		111	370	915	62	123	1,582

Amortization expense (5)

2004		44					44
2005		44					44
2006		22	148				170
2007			148	183	2		333
2008			74	366	25	45	510
2009				366	25	49	440
2010					10	29	39
		111	370	915	62	123	1,582
Amortization expense (after tax)

2004		28					28
2005		28					28
2006		14	95				109
2007			95	117	1		213
2008			47	234	16	29	327
2009				234	16	31	282
2010					7	18	25
		71	237	586	40	79	1,012

Notes and assumptions regarding the analysis are as follows:

(1) Net income represents the most recent annual pre-tax net income of the target company immediately preceding the acquisition.

(2) With the benefit of hindsight we developed a history of customer attrition rates. This indicates that on average during the first year following an acquisition one-third of the original customer base is lost and on average during the second year an additional one-third of the original customer base is lost. After year four following an acquisition there are nearly no original customers remaining.

1

(3) We have included a factor to reflect the risk at the date of acquisition that customers and their related cash flows will not be achieved. The discount percentage reflects a lack of binding contracts, the risk that customers will not conform to our risk standards, and the potential losses associated with the change in billing practices.

(4) The amount allocated to customer relationships represents the total estimate of customer related intangible assets for each acquisition by year.

(5) The amortization period used is two and one-half years based upon the historical customer attrition rate.

2